UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

B. Riley Principal Merger Corp. III

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third–party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☒ going–private transaction subject to Rule 13e–3

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) for the outstanding shares of common stock, par value $0.02 per share of National Holdings Corporation, a Delaware corporation (“NHLD”) by B. Riley Principal Merger Corp. III, a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of B. Riley Financial, Inc. (“BRF”).

Important Information

The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of NHLD or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (the “SEC”) by BRF, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NHLD, and a transaction statement satisfying the requirements of Schedule 13E-3 will be filed with the SEC jointly by BRF and NHLD. The offer to purchase shares of NHLD common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Merger Sub, and the solicitation/recommendation statement will be filed with the SEC by NHLD. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 12. Exhibits

Exhibit 99.1	Press Release, dated January 11, 2021.